

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2021

Carlos P. Naudon
President and Chief Executive Officer
Ponce Financial Group, Inc.
2244 Westchester Avenue
Bronx, NY 10462

      Re: Ponce Financial Group, Inc.
          Registration Statement on Form S-1
          File No. 333-258394
          Filed August 3, 2021

Dear Mr. Naudon:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Envall at (202) 551-3234 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Finance